Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes as set forth in Exhibit 99.2 entitled “Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2025 and 2024.” In addition to historical unaudited consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and “Risk Factors” as more fully disclosed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2025. All amounts included herein with respect to the six months ended December 31, 2025 and 2024 are derived from our unaudited consolidated financial statements included elsewhere in Exhibit 99.2. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. Unless the context indicates otherwise, references to “Gelteq” are to Gelteq Limited., an Australian public limited company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this Exhibit 99.1 are to Gelteq and/or its subsidiaries.

Overview

Headquartered in Melbourne, Australia, Gelteq is a biotechnology company developing a proprietary ingestible gel-based delivery platform for pharmaceutical, consumer health and animal health applications. Gelteq® technology is a delivery technology that has been developed to improve how active pharmaceutical ingredient (“API”) are formulated, stabilized and absorbed by the body. The Company specializes in research and development, product creation and manufacturing for partners across pharmaceutical, consumer health and animal health markets.

Recent Developments

Over the first half of 2026, Gelteq has commenced veterinary and pharmaceutical development programs, expanded Gelteq® technology (a delivery technology) applications, and advanced toward future clinical milestones including:

●	Human clinical trial planning completed and the clinical trial is expected to commence next quarter (beginning July 1, 2026), which can potentially advance Gelteq’s pharmaceutical program toward a potential FDA regulatory pathway;

●	Veterinary clinical trial commenced for an antiparasitic drug candidate, supporting a planned FDA application targeted for later in 2026 in a global animal health market estimated to exceed US$78 billion[1];

●	Preclinical diabetes study commenced, expanding the pharmaceutical pipeline into a major chronic-disease category;

●	Development underway in our research facilities to incorporate peptides and peptide-based therapeutics into stable oral formulations, spanning compounds traditionally delivered by injection and an emerging generation of therapies in development;

●	Signed a strategic debt financing of up to US$3.5 million with an institutional investor to advance our clinical programs and accelerate commercialization;

●	Veterinary palatability trials with Kemin Industries completed, with trial results demonstrating strong canine acceptance and confirming Gelteq’s ability to mask bitter functional ingredients;

●	Commercial product manufactured for a new customer in the East Asian region, demonstrating Gelteq’s ability to formulate, manufacture and deliver at commercial scale;

●	Center of Excellence established in Guangdong Province, China, providing strategic access to one of the world’s fastest-growing pharmaceutical ecosystems; and

●	Continued expansion of API pipelines across multiple therapeutic categories.

References

[1]	Fortune Business Insights. (2025). Animal health market size, share & industry analysis. Report ID: FBI102371

Financial Operations Overview

Revenues

Our objective is to establish Gelteq® technology as a scalable delivery technology capable of supporting a broad range of APIs across pharmaceutical, animal health and consumer health applications while generating near-term revenue from commercial products.

Gelteq successfully manufactured a commercial product for a new customer in the East Asian region in June 2026, with delivery expected in July 2026 and revenue recognized in the fiscal year ending June 30, 2027. While this commercialization activity represents an operational and commercial milestone, the Company also views this as validation of Gelteq’s ability to formulate, manufacture and deliver new commercial products for new clients which is a capability the Company intends to continue to scale. Early commercial revenue can also support the near-term, revenue-generating pillar of the Company’s dual-track strategy which complements its longer-horizon pharmaceutical development programs.

We continue to discuss revenue opportunities with existing and prospective customers and we remain confident in our sales strategy and our strong customer pipeline.

Operating expenses - for the six months ended December 31, 2025

Our Company’s focus has been on research, with our operating expenses being made up of corporate and administrative expenses together with research expenses.

Research expenses - for the six months ended December 31, 2025

Our research expenses consist of:

●	salaries for research staff and consultants, including employee benefits;

●	expenses paid to contracted University for product testing, validation and pre-clinical studies; and

●	raw material expenses.

In the financial year ending June 30, 2026, we will prioritize research and development in our pharmaceutical vertical. Pharmaceutical regulations are strict and require clinical work or studies to help advance products towards a regulatory application, as well as demonstrate to partners the benefits of Gelteq® technology. Clinical research and development costs differ at different stages of the product research and development cycle. As our focus is on the 505(b)(2) pathway, these expenses are substantially less than that of a new drug development. The 505(b)(2) pathway is the shortest timeline we can take to register a product with the FDA as the approved timeline requires stability and bioequivalence data rather than three phases of clinical trials. Any trials which have a negative outcome, or any requirements from a regulatory body for additional data will create a delay to income and increase our research and development costs which in turn can have a material adverse effect on our operations.

Corporate and administrative expenses - for the six months ended December 31, 2025

Our corporate and administrative expenses are primarily made up of staff and consultants’ salaries, employee benefits, professional fees for auditors, consultants and legal counsel and advertising and marketing expenses. Such expenses may be higher for our Company which is listed in the United States than an unlisted Australian company.

Corporate and administrative expenses may continue to increase through an increase in staffing expenses and employee benefits, legal and auditor professional fees, fees associated with stock exchange listing and SEC requirements, investor relations expenses and insurances.

As we have some nutraceutical products ready for commercialization, the increase in staff expenses is expected in Asia as we prepare for commercial operations, in particular around sales and marketing of our products for that region.

Financial expenses - for the six months ended December 31, 2025

Financial expenses mainly includes interest on existing shareholders’ loans at an interest rate of 12% per annum, with a term of 18 months and maturing on July 15, 2023. On January 3, 2023, the existing shareholder loans the Company entered into on January 20, 2022 (totaling AUD$1,493,445 at an interest rate of 12% per annum maturing on July 15, 2023) were extended for an additional 12 months at an interest rate of 12% per annum maturing on July 15, 2024. As at June 30, 2024, the shareholders loans were reclassified from non-current to current during as their repayment date is less than 12 months from June 30, 2024. Subsequent to December 31, 2024, the Company and the lending shareholders agreed to extend the loan maturity until December 31, 2025. The foregoing loan extension constitutes a substantial modification per IFRS 9, and therefore the original liability is derecognized on modification date, and the new liability for the extended loans is recognized at fair value discounted using an appropriate discount rate. Also, as products are manufactured and sold, together with necessary clinical trials, we can expect an increase in financial expenses which will consist mainly of expenses related to foreign currency exchange transactions and standard bank charges.

Historical Financial Performance

The Company presents and reports its financial statements in accordance with International Financial Reporting Standards (IFRS) and in Australian Dollars (AUD$ or A$), its presentation currency.

Historical information

The Company’s financial statements for the period ended December 31, 2025 have been reviewed by M&K CPAS, PLLC in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). Management’s discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results.

Financial Position in AUD$:

	As at December 31, 2025	As at June 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	9,349	344,648
Trade and other receivables	414,776	459,724
Prepayments and other assets	108,955	522,555
Total Current Assets	533,080	1,326,927

Non-Current Assets
Plant and equipment	13,723	15,907
Intangible Assets	19,314,462	19,857,973
Prepayments and other assets	264,253	274,348
Total Non-Current Assets	19,592,438	20,148,228
Total Assets	20,125,518	21,475,155

LIABILITIES
Current Liabilities
Trade and other payables	607,745	572,094
Borrowings	5,100,404	4,203,855
Derivative liability	64,613	771,484
Employee benefit provisions	98,740	84,694
Total Current Liabilities	5,871,502	5,632,127

Non-Current Liabilities
Borrowings	13,550	13,550
Employee benefit provisions	38,839	24,992
Total Non-Current Liabilities	52,389	38,542
Total Liabilities	5,923,891	5,670,669
Net Assets	14,201,627	15,804,486

EQUITY
Issued capital	36,085,114	33,945,869
Accumulated losses	(21,883,487)	(18,141,383)
Total Equity	14,201,627	15,804,486

For the six months ended December 31, 2025 and 2024

Extract of Statement of comprehensive income (in AUD$)

The following table summarizes the results of operations for the six months ended December 31, 2025 and 2024:

	Six months ended December 31
	2025	2024
	AUD$	AUD$
Revenue from contract with customers	-	-
Raw materials and consumable expenses	-	-
Research expenses	(384,727)	(314,472)
Corporate & administrative expenses	(3,534,622)	(3,301,299)
Other income	177,245	311,412
Loss before income tax	(3,742,104)	(3,304,359)
Income tax expense	-	-
Loss after income tax	(3,742,104)	(3,304,359)

Revenue from contracts with customers

During the six months ended December 31, 2025 and 2024, revenue from contracts with customers was $Nil for both periods.

Raw materials and consumable expenses

During the six months ended December 31, 2025 and 2024, the Company did not incur any raw materials and consumables expenses.

Research expenses

During the six months ended December 31, 2025, research expenses increased by approximately 22% (AUD$70,255) to AUD$384,727 as compared to the six months ended December 31, 2024 (AUD$314,472). The increase in research expenses is due to increased trials, product testing and validations.

Cash and cash equivalents

Cash and cash equivalents decreased by AUD$335,299 to AUD$9,349 at December 31, 2025 as compared to AUD$344,648 at June 30, 2025, as a result of net cash used in operating activities of AUD$1,082,688, net cash used in investing activities of AUD$65,200 and the effects of exchange rate changes on cash and cash equivalents of AUD$11,383, partially offset by net cash inflows from financing activities of AUD$823,972 .

Trade and other receivables

Trade and other receivables decreased by AUD$44,948 to AUD$414,776 at December 31, 2025 as compared to AUD$459,724 as at June 30, 2025.

Intangible Assets

Intangible assets decreased by AUD$543,511 to AUD$19,314,462 at December 31, 2025 as compared to AUD$19,857,973 as at June 30, 2025, predominantly due to amortization of trade secrets for the period ended December 31, 2025.

Trade and Other payables

Trade and other payables increased by AUD$35,651 to AUD$607,745 at December 31, 2025, as compared to AUD$572,094 as at June 30, 2025, primarily attributable to an increase in outstanding supplier and other operating payables during the period.

Other Income

Other income for the period ended December 31, 2025 decreased by AUD$134,167 to AUD$177,245 as compared to AUD$311,412 for the period ended December 31, 2024. Other income comprises the Research and Development tax incentive and foreign exchange gain. The decrease was primarily attributable to a lower amount of R&D incentive income recognized during the period ended December 31, 2025 as compared to the period ended December 31, 2024. The other income received was primarily from the R&D tax incentive granted from the fiscal year ending June 2024, which was lower than the amount granted in the period ending December 31, 2024, where the amount granted for period ending December 31, 2024 was from the fiscal year ending June 2023.

The Company is eligible for the Australian Government Research and Development Tax Incentive (“R&D Tax Incentive”) that provides tax offsets for expenditure on eligible R&D activities. Under the program, the Company is entitled to a refundable R&D credit in Australia on the eligible R&D expenditures incurred on eligible R&D activities. The R&D Tax Incentive is overseen by the Australian Taxation Office and AusIndustry, a business advisory arm of the Australian government. The R&D Tax Incentive legislation, Income Tax Assessment Act 1997, Division 355, provides for a refundable R&D tax offset equal to the Company’s corporate tax rate plus an 18.5% premium for companies with an aggregated turnover of below AUD$20 million.

The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognized when there is reasonable assurance that it will be received. It is recognized in the statement of comprehensive income in the same period that the related costs are recognized as expenses and relates to refundable amounts on approved expenses.

Borrowings (current and non-current)

Total borrowings at December 31, 2025 were AUD$5,113,954, of which AUD$5,100,404 is current and AUD$13,550 is non-current, compared to AUD$4,217,405 as at June 30, 2025, of which AUD$4,203,855 was current and AUD$13,550 was non-current. The increase in total borrowings of AUD$896,547 is primarily due to an increase in shareholder loans of AUD$391,303, an increase in convertible notes payable of AUD$110,210, and an increase in loans from associated entities of AUD$387. The debt discount decreased by AUD$379,649 during December 31, 2025 as compared to June 30, 2025. The difference between the face value of the notes and their liability component following the classification of the embedded derivative as a liability was accounted for as a debt discount, which will be amortised as finance costs across the life of the notes.

Convertible notes and derivative liabilities

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. Such financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes issued by the Company are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition based on a Black-Scholes valuation model and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note.

In accordance with IFRS 9, where an indeterminate number of shares may be issued in due course upon the conversion of the convertible notes, or the convertible notes are convertible at a discount to market, the embedded derivative is accounted for as a liability.

The Company’s shares attained a trading stock price upon the completion of the IPO and listing of the Company’s shares. As such, the Company is required to value and separately account for the derivative embedded within convertible notes issued by the Company.

Corporate and administrative expenses (in AUD)

	Period ended December 31
	2025	2024
	AUD$	AUD$
Employment expenses	171,365	248,655
Corporate expenses	745,346	456,743
IPO related expenses	-	637,594
Depreciation and amortization expenses	620,987	606,497
Advertising & marketing expense	964,041	118,211
Consulting fees	550,987	409,134
Other expenses	286,695	203,680
Finance costs	902,072	620,785
(Gain)/loss on derivative revaluation	(706,871)	-
Total Corporate and administrative expenses	3,534,622	3,301,299

During the period ended December 31, 2025, total corporate and administrative expenses increased by AUD$233,323 to AUD$3,534,622, relative to AUD$3,301,299 in the similar period last year.

The AUD$233,323 increase in corporate and administrative expenses during the period ended December 31, 2025, relative to December 31, 2024, was predominantly due to increases in (i) advertising and marketing expenses of AUD$845,830, (ii) corporate expenses of AUD$288,603, (iii) finance costs of AUD$281,287, (iv) consulting fees of AUD$141,853, (v) other expenses of AUD$83,015, and (vi) depreciation and amortization expenses of AUD$14,490. The increase was partially offset by (i) the absence of IPO related expenses, which decreased by AUD$637,594, (ii) a gain on derivative revaluation of AUD$706,871 during the period ended December 31, 2025, as compared to nil in the period ended December 31, 2024, and (iii) a decrease in employment expenses of AUD$77,290.

Liquidity and Capital Resources (in AUD$)

The following table summarizes our changes in working capital from June 30, 2025 to December 31, 2025:

	December 31, 2025		June 30, 2025		Change
Current Assets	AUD$	533,080	AUD$	1,326,927	AUD$	(793,847)
Current Liabilities	AUD$	5,871,502	AUD$	5,632,127	AUD$	239,375
Working Capital	AUD$	(5,338,422)	AUD$	(4,305,200)	AUD$	(1,033,222)

As at December 31, 2025, there was a deficit of current assets over current liabilities of AUD$5,338,422, compared to a deficit of current assets over current liabilities of AUD$4,305,200 as at June 30, 2025, which resulted in a decrease in working capital of AUD$1,033,222 during the six months ended December 31, 2025.

The following table sets out information as to consolidated cash flow information for the six months ended December 31, 2025 and 2024 in AUD$.

	2025		2024
	AUD$		AUD$
Net cash (used in) operating activities	AUD$	(1,082,688)	AUD$	(3,594,665)
Net cash (used in) investing activities	AUD$	(65,200)	AUD$	(328,222)
Net cash from financing activities	AUD$	823,972	AUD$	6,798,332
Net cash inflow/(outflow)	AUD$	(323,916)	AUD$	2,875,445
Effects of exchange rate changes on cash and cash equivalents	AUD$	(11,383)	AUD$	146,635
Net increase/(decrease) in cash and cash equivalents	AUD$	(335,299)	AUD$	3,022,080

As at December 31, 2025, we had cash and cash equivalents of AUD$9,349 compared to AUD$344,648 as at June 30, 2025, a decrease in cash and cash equivalents of AUD$335,299.

The decrease in cash and cash equivalents is predominantly due to the following activities:

For the period ended December 31, 2025, net cash used in operating activities was AUD$1,082,688 relative to AUD$3,594,665 for the corresponding period last year, representing a decrease in net cash used in operating activities of AUD$2,511,977. The decrease in cash used in operating activities was predominantly due to lower payments to suppliers and employees, which were AUD$1,285,451 for the period ended December 31, 2025 compared to AUD$3,576,274 for the corresponding period last year, representing a decrease of AUD$2,290,823. The decrease in cash used in operating activities was also attributable to lower interest and other finance costs paid, which were AUD$15,671 for the period ended December 31, 2025 compared to AUD$18,391 for the corresponding period last year, representing a decrease of AUD$2,720. Net cash used in operating activities was also reduced by Research and Development tax incentives received of AUD$172,503 and receipts from customers of AUD$45,931 during the period ended December 31, 2025, compared to AUD$Nil for each item in the corresponding period last year.

For the period ended December 31, 2025, net cash used in investing activities was AUD$65,200 compared to AUD$328,222 for the corresponding period ended December 31, 2024, representing a decrease of AUD$263,022. The decrease was primarily due to lower payments towards acquisition of intangibles, which were AUD$75,294 for the period ended December 31, 2025 compared to AUD$325,105 for the corresponding period last year, together with a refund of security deposit of AUD$10,094 during the period ended December 31, 2025. There were no payments towards procurement of property, plant and equipment during the period ended December 31, 2025, compared to AUD$3,117 for the corresponding period last year.

For the period ended December 31, 2025, net cash from financing activities was AUD$823,972 compared to AUD$6,798,332 for the corresponding period ended December 31, 2024, representing a decrease of AUD$5,974,360. The decrease was primarily driven by lower proceeds from issue of shares of AUD$808,972 for the period ended December 31, 2025 compared to AUD$7,913,463 for the corresponding period last year, and lower proceeds from borrowings of AUD$15,000 for the period ended December 31, 2025 compared to AUD$747,261 for the corresponding period last year. This decrease was partially offset by the absence of capital issue costs during the period ended December 31, 2025, compared to capital issue costs of AUD$1,862,392 incurred during the corresponding period last year.

For the period ended December 31, 2025, net cash outflow was AUD$323,916 compared to a net cash inflow of AUD$2,875,445 for the corresponding period ended December 31, 2024. The effects of exchange rate changes on cash and cash equivalents were AUD$(11,383), compared to AUD$146,635 for the corresponding period last year. The difference was due to movements in USD/AUD exchange rates and amounts held in foreign currencies.

Cash Flow

In January 2023, we negotiated with holders of our unsecured loans to extend the terms of the loans for another 12 months on the same terms from July 2023 until July 2024. In October 2023, all holders of the unsecured loans have agreed to further extend the terms of the loans until December 31, 2024. This extension further reduces our immediate or short term liabilities in the fiscal years ending June 30, 2023 and 2024. We expect to require further extensions for such loans for the year ending June 30, 2026 to reduce the short term liability if the Company determines this is needed.

On October 3, 2023, the Company closed the Convertible Note offering raising approximately AUD$1,004,889 (AUD$410,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received). Each Convertible Note shall have a face value of AUD$1, an annual interest rate of 12% and have a maturity date of December 31, 2025. Each holder of a Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the Convertible Note, either elect to convert their Convertible Note into Ordinary Shares or redeem their Convertible Note for an Australian cash payment. We expect to require further extensions for such Convertible Notes from their respective holders for the year ending June 30, 2026.

On March 26, 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338 (approximately AUD$75,000 plus approximately USD$185,000 calculated at the daily exchange rate when each amount was received). Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a February 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the February 2024 Convertible Note, either elect to convert their February 2024 Convertible Note into Ordinary Shares or redeem their February 2024 Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the February 2024 Convertible Notes are intended to alleviate the Company’s short term liabilities.

On May 27, 2024, our board of directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a May 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. As of December 31, 2025, the Company has received approximately AUD$1million (approximately AUD$315,000 plus approximately USD$450,000 calculated at the daily exchange rate when each amount was received) through the issuance of the May 2024 Convertible Notes.

The Company closed its initial public offering on October 30, 2024, issuing 1.3 million ordinary shares at an issue price of US$4.00 per share and raising USD$5.2 million (approximately AUD$7.95 million) before deducting underwriting discounts and offering expenses.

To reduce the Company’s debt position and improve its balance sheet, the Company in January 2025 offered existing convertible note and shareholder loan holders the ability to convert their loans into equity, be repaid or continue to maturity. For the then outstanding convertible notes, a total of AUD $822,184 (approximately USD$534,420) was converted in March 2025 by the election of the noteholders into Ordinary Shares at a share price of USD$2.14. In March 2025, the Company paid to loan holders an aggregate of AUD$772,136 (approximately USD$501,888) in order to redeem their loans. The remaining principal and interest on the outstanding shareholder loans will accrue until maturity in December 2025 unless extended further.

On February 21, 2025, our board of directors approved the issuance of convertible notes (the “February 2025 Convertible Note”) to raise up to AUD$1,500,000. Each February 2025 Convertible Note had a face value of AUD$1, an annual interest rate of 20% and have a maturity date of July 1, 2026. Each holder of a February 2025 Convertible Note may at any time elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00. Each holder of a February 2025 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00 or redeem their February 2025 Convertible Note for an Australian cash payment. As of December 31, 2025, the Company has received approximately AUD$580,000 (approximately USD$377,000) through the issuance of the February 2025 Convertible Notes.

On March 13, 2025, we entered into the Purchase Agreement with Lincoln Park (“ELOC Purchase Agreement”) pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $12,000,000 of Ordinary Shares (the “ELOC Shares”) from time to time over the 24-month term beginning only after certain conditions set forth in the ELOC Purchase Agreement have been satisfied. In accordance with the Purchase Agreement, on March 15, 2025, we issued 175,000 Ordinary Shares (the “Commitment Shares”) to Lincoln Park as consideration for its commitment to purchase our Ordinary Shares under the ELOC Purchase Agreement. Subsequently, the ELOC Shares were registered under a registration statement on Form F-1 (File No. 333-288442) which was declared effective by the SEC on August 29, 2025. As of December 31, 2025, the Company has sold approximately 495,669 shares under the ELOC Purchase Agreement for gross proceeds of approximately AUD$808,972 (USD$530,036).

On May 7, 2026, the Company entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Investor”). The SPA provides for debt financing in an aggregate principal amount of up to $3.5 million under two tranches. At the initial closing date (“Closing Date”), the Investor funded an initial tranche of $1.0 million (net of original issue discount of $150,000) (the “Initial Funding”) to the Company pursuant to of a convertible promissory note issued by the Company in the principal amount of $1,165,000 (the “Initial Note”) to the Investor in a private placement. The Company has the right to prepay the outstanding balance under the Initial Note after providing ten trading days prior written notice to the Investor. If the Company exercises its right to prepay the Initial Note, the Company will pay the Investor 110% of the outstanding balance under the Initial Note that the Company elects to prepay. The Initial Note accrues interest at a rate of 7% per annum and has a maturity date of eighteen months from the issuance date of the Note, unless earlier prepaid, accelerated or redeemed in accordance with its terms prior to such date. Beginning six months from the Closing Date, the Initial Note will be redeemable (subject to certain monthly dollar limits) for Ordinary Shares or cash, at the election of the Investor, at a conversion price equal to 93% of the lowest daily volume weighted average price during the five trading days preceding the applicable measurement date, subject to certain adjustments (the “Conversion Price”); provided that the Conversion Price will not be reduced below $0.50. In addition, beginning six months from the Closing Date, in the event the Ordinary Shares trade at a price that is at least 15% greater than the lowest closing trade price of the Ordinary Shares on any of the preceding five trading days, all or any portion of the outstanding balance under the Initial Note is convertible into Ordinary Shares at the election of the Investor.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current shareholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional Ordinary Shares or securities convertible into or exchangeable or exercisable for our Ordinary Shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our research and development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

Qualitative and Quantitative Information on Financial Risks

Financial Risk Management, including market risk (foreign currency risk, price risk and interest rate risk)

Our activities expose us to a variety of financial risks, including market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

The Company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk, beta analysis in respect of investment portfolios to determine market risk and analysis of cash flow forecasts and maturity profiles in respect of liquidity risk.

Market risk

Foreign currency risk

We have only very minor exposure to foreign currency risk. The Company’s reporting currency and functional currency is the Australian Dollar. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. The Company has historically had only minor exposure to foreign currency risk, but its activities include transactions and potential obligations denominated in currencies other than Australian Dollars, including United States Dollars and Renminbi. Management monitors such exposure as part of its risk management program.

Price risk

The Company is not exposed to any significant price risk from investments in marketable securities. The Company may be exposed to changes in input costs, logistics costs and manufacturing costs in the ordinary course of business, particularly where components, raw materials or services are sourced from third parties. The management monitors such costs through its procurement, manufacturing and budgeting processes.

Cash flow and fair value interest rate risk

The Company’s exposure to interest rate risk arises principally from borrowings and cash balances. Historically, the Company’s borrowings have primarily been fixed-rate borrowings, which limits cash flow interest rate risk. There were no variable-rate borrowings for the six months ended December 31, 2025 and December 31, 2024 and for the six months ended December 31, 2025 and December 31, 2024. Cash is generally held in operating bank accounts and on hand and does not generate material interest income. Accordingly, the management does not consider the Company to have material exposure to cash flow interest rate risk from variable-rate financial instruments.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to the Company. The maximum exposure to credit risk at the reporting date for recognized financial assets is the carrying amount of those assets, net of any provisions for impairment, as disclosed in the statement of financial position and notes to the financial statements. The Company does not generally hold collateral with respect of its financial assets.

All trade and other receivables are current as at December 31, 2025, with no balances past due.

The Company recorded no bad debt expense in the six months ended December 31, 2025 and December 31, 2024. As of December 31, 2025 and 2024, there was no expected credit losses recorded.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the Company to maintain sufficient liquid assets, primarily cash and cash equivalents, and access to available funding sources to be able to pay debts as and when they become due and payable. The Company manages liquidity risk by monitoring actual and forecast cash flows, matching the maturity profiles of financial assets and liabilities and assessing funding alternatives as required to support its research and development, commercialization and corporate activities.

Borrowings as at December 31, 2025 are fully drawn.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other factors, including expectations of future events that management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are summarized below.

Estimation of useful lives of assets

The Company determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives of such assets could change significantly as a result of technical innovations, product development changes, changes in commercialization strategy or other events. The depreciation and amortization charge will increase where useful lives are less than previously estimated, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Income tax

The Company is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination may be uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of applicable tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences and carried forward losses, only if the Company considers it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Leases - Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision

As discussed in Note 3 of the December 31, 2025 financial statements, the liability for employee benefits expected to be settled more than 12 months from the reporting date is recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, the Company considers estimates of attrition rates and pay increases through promotion and inflation.

Going Concern

The working capital position as at December 31, 2025 of the Company results in an excess of current assets over current liabilities of $ 5,338,422 (June 30, 2025: excess of current liabilities over current assets $4,305,200). The Company had made a loss after income tax of $3,742,104 during the six-month ended December 31, 2025 (6-month period ended December 31, 2024 loss: 3,304,359). As of December 31, 2025, there are no capital commitments outstanding. The cash balances as at December 31, 2025 was $9,349 (June 30, 2025: $344,648).

The Consolidated Entity’s six month condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The six month condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Consolidated Entity be unable to continue as a going concern.